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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.    )*
                                             ----
                         TECHNOLOGY VENTURES GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                            CUSIP NUMBER APPLIED FOR
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                McIvan A. Jarret
                       c/o Equity Management Partners, LLC
                         12400 SW 134th Court, Suite 11
                              Miami, Florida 33186
                                 (305) 971-5370
                               (305) 971-4564(FAX)

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 2, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. - Applied For                                    Page  2  of  9  Pages
            -------------                                       ---    ---

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

         Equity Management Partners, LLC

         65-0987101

         --------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a)  [X]
                                                                                 (b)  [ ]

         --------------------------------------------------------------------------------

3        SEC USE ONLY

         --------------------------------------------------------------------------------

4        SOURCE OF FUNDS

         OO

         --------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                                        [ ]

         --------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida, United States

         --------------------------------------------------------------------------------

                           7        SOLE VOTING POWER
    NUMBER OF
     SHARES                         NONE
  BENEFICIALLY
    OWNED BY               --------------------------------------------------------------
      EACH
   REPORTING               8        SHARED VOTING POWER
     PERSON
      WITH                          9,200,000

                           --------------------------------------------------------------

                           9        SOLE DISPOSITIVE POWER

                                    NONE

                           --------------------------------------------------------------

                           10       SHARED DISPOSITIVE POWER

                                    9,200,000

                           --------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,200,000

-----------------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

         SHARES                                                              [ ]

-----------------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         92.0%

-----------------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

         OO

-----------------------------------------------------------------------------------------

CUSIP No. - Applied For                                    Page  3  of  9  Pages
            -------------                                       ---    ---

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

         McIvan A. Jarrett

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

--------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
    NUMBER OF
     SHARES                NONE
  BENEFICIALLY
    OWNED BY      --------------------------------------------------------------
      EACH
   REPORTING      8        SHARED VOTING POWER
     PERSON
      WITH                 9,200,000

                  --------------------------------------------------------------

                  9        SOLE DISPOSITIVE POWER

                           NONE

                  --------------------------------------------------------------

                  10       SHARED DISPOSITIVE POWER

                           9,200,000

                  --------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,200,000

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         92.0%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

         IN

--------------------------------------------------------------------------------

CUSIP No. - Applied For                                    Page  4  of  9  Pages
            -------------                                       ---    ---

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

         Jerrold Brooks

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS

         OO

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

--------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
    NUMBER OF
     SHARES                NONE
  BENEFICIALLY
    OWNED BY      --------------------------------------------------------------
      EACH
   REPORTING      8        SHARED VOTING POWER
     PERSON
      WITH                 9,200,000

                  --------------------------------------------------------------

                  9        SOLE DISPOSITIVE POWER

                           NONE

                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           9,200,000

                  --------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,200,000

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         92.0%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN

--------------------------------------------------------------------------------

CUSIP No. - Applied For                                    Page  5  of  9  Pages
            -------------                                       ---    ---

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock, par value $.001 per share (the "Common Stock"), of Technology Ventures Group, Inc., a Florida corporation ("TVG") with principal executive offices at 12400 SW 134th Court, Suite 11, Miami, Florida 33186.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) The names of the persons filing this statement (the "Reporting Persons") are Equity Management Partners, LLC ("Equity Management"), McIvan A. Jarrett and Jerrold Brooks. An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.

         (b) The principal business and office address of each of the Reporting Persons is 12400 SW 134th Court, Suite 11, Miami, Florida 33186.

         (c) Equity Management is a Florida limited liability company. The principal business activity of Equity Management is owning the shares of TVG. Mr. Jarret's present principal occupation is managing member of Equity Management and Director, President and Treasurer of TVG. Mr. Brooks present principal occupation is managing member of Equity Management and Director, Executive Vice President and Secretary of TVG.

         (d) The Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

         (e) The Reporting Persons have not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Messrs. Jarrett and Brooks are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On March 2, 2001, pursuant to that certain Agreement for the Exchange of Common Stock dated March 2, 2001, among Equity Management, TVG and Goldco Properties Limited Partership ("Goldco"), Equity Management acquired 9,000,000 and 200,000 shares of Common Stock (collectively, the "Shares") from TVG and Goldco, respectively, in exchange for all of the issued and outstanding shares of common stock, par value $.0001 per share, of Newcourt Capital Holdings, Inc. ("Newcourt"), a Florida corporation and a wholly-owned subsidiary of Equity Management (the "Exchange"). Subsequent to the Exchange, TVG became a 92%-owned subsidiary of Equity Management and Newcourt became a wholly-owned subsidiary of TVG.

ITEM 4.  PURPOSE OF THE TRANSACTION

         Equity Management acquired the Shares in order to obtain control of TVG.

         Equity Management intends to distribute in the future up to 3,003,300 of the Shares to fifteen persons, some of whom are members of Equity Management, and presently intends to retain the remaining 6,196,700 of the Shares for investment purposes. Depending on market conditions and other factors, Equity Management may acquire additional shares as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise.

CUSIP No. - Applied For                                    Page  6  of  9  Pages
            -------------                                       ---    ---

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Equity Management is the beneficial owner of an aggregate of 9,200,000 shares of Common Stock, which comprises 92.0% of the outstanding shares of Common Stock, as calculated in accordance with Rule 13d-3(d)(1). Each of Messrs. Jarrett and Brooks, through their relationship as manager-members of Equity Management, may be deemed to beneficially own all of such 9,200,000 shares of Common Stock, representing 92.0% of the outstanding shares of Common Stock, since Messrs. Jarrett and Brooks together with Equity Management have shared power to dispose or direct the disposition of and shared power to vote or direct the vote of the 9,200,000 shares of Common Stock.

         Mr. Brooks expressly declares that the filing of this statement on
Schedule 13D shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

         (b) The Reporting Persons have shared power to dispose or direct the disposition of and shared power to vote or direct the vote of the 9,200,000 shares of Common Stock.

         (c) On March 2, 2001, Equity Management acquired 9,000,000 and 200,000 shares of Common Stock from TVG and Goldco, respectively, in exchange for all of the issued and outstanding shares of common stock, par value $.0001 per share, of Newcourt, a wholly-owned subsidiary of Equity Management. Subsequent to the Exchange, TVG became a 92.0%-owned subsidiary of Equity Management and Newcourt became a wholly-owned subsidiary of TVG.

         (d) No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares of the Common Stock beneficially owned by the Reporting Persons.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None of the Reporting Persons are parties to any contract, arrangement, understanding or relationship, legal or otherwise, with respect to any securities of TVG.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 Joint Filing Agreement, dated as of March 8, 2001 entered into by and between Equity Management Partners, LLC, McIvan A. Jarrett and Jerrold Brooks.

CUSIP No. - Applied For                                    Page  7  of  9  Pages
            -------------                                       ---    ---

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    March 8, 2001


Equity Management Partners, LLC

By:      /s/ McIvan A. Jarrett
         -------------------------
Name:    McIvan A. Jarrett
Title:   Manager


/s/ McIvan A. Jarrett
----------------------------------
McIvan A. Jarrett


/s/ Jerrold Brooks
----------------------------------
Jerrold Brooks

CUSIP No. - Applied For                                    Page  8  of  9  Pages
            -------------                                       ---    ---

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------

Exhibit 1 Joint Filing Agreement, dated as of March 8, 2001 entered into by and between Equity Management Partners, LLC, McIvan A.
                  Jarrett and Jerrold Brooks.

CUSIP No. - Applied For                                    Page  9  of  9  Pages
            -------------                                       ---    ---

                                    EXHIBIT 1

                        Agreement Relating to the Filing
                       of Joint Statements on Schedule 13D
                            Pursuant to Rule 13d-1(k)

                  It is agreed among the undersigned that the Schedule 13D Statement to which this document is attached as Exhibit 1 is filed on behalf of each of the undersigned as provided in Rule 13d-1(k) of the General Rules and Regulations of the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Date:    March 8, 2001

Equity Management Partners, LLC

By:      /s/ McIvan A. Jarrett
         -----------------------------
Name:    McIvan A. Jarrett
Title:   Manager


/s/ McIvan A. Jarrett
--------------------------------------
McIvan A. Jarrett


/s/ Jerrold Brooks
--------------------------------------
Jerrold Brooks